FILED PURSUANT TO RULE 433

File No. 333-192302

CITIGROUP INC.

A$600,000,000

FLOATING RATE SENIOR NOTES DUE MAY 4, 2021

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior Unsecured
Trade Date:	April 27, 2016
Settlement Date:	May 4, 2016 (T+5 days)
Maturity Date:	May 4, 2021
Par Amount:	A$600,000,000
Floating Rate:	Three-month BBSW
Coupon:	Three-month BBSW + 155 bps
Public Offering Price:	100.000%
Re-offer Spread to Benchmark:	Three-month BBSW + 155 bps
Net Proceeds to Citigroup:	A$598,050,000 (before expenses)
Interest Payment Dates:	The 4th of each February, May, August and November commencing August 4, 2016.
Business Days:	Sydney, London, New York City
Day Count:	Actual/365F, modified following business day convention
Interest Determination Date:	The first day of the related interest period
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply
Redemption at Issuer Option:	Only for tax purposes
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part
Sinking Fund:	Not applicable
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denomination / Multiples:	A$1,000 / multiples of A$1,000 in excess thereof (minimum parcel when sold in Australia will be A$500,000)
Settlement:	Euroclear / Clearstream
Governing Law:	State of New York
Documentation:	The notes are registered with the U.S. Securities and Exchange Commission, Registration Statement No. 333-192302.
CUSIP:	172967 KP5
ISIN:	XS1403446724
Common Code:	140344672

Joint Book-Running Managers:	Citigroup Global Markets Limited Australia and New Zealand Banking Group** nabSecurities, LLC
Co-Manager:	RBC Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, they will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.